
POWER
TO FUEL
TO GAS
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POWER
TO MOVE
TO PROTECT

Q4 2012 Investor Presentation
March 2013

Safe Harbour Statement

Certain statements in the Business Update and Order Backlog sections contain forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995, and under applicable Canadian securities laws. These statements are based on management's current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: our inability to increase our revenues or raise additional funding to continue operations, execute our business plan, or to grow our business; our inability to address a slow return to economic growth, and its impact on our business, results of operations and consolidated financial condition; our limited operating history; inability to implement our business strategy; fluctuations in our quarterly results; failure to maintain our customer base that generates the majority of our revenues; currency fluctuations; failure to maintain sufficient insurance coverage; changes in value of goodwill; failure of a significant market to develop for our products; failure of hydrogen being readily available on a cost-effective basis; changes in government policies and regulations; failure of uniform codes and standards for hydrogen fuelled vehicles and related infrastructure to develop; liability for environmental damages resulting from our research, development or manufacturing operations; failure to compete with other developers and manufacturers of products in our industry; failure to compete with developers and manufacturers of traditional and alternative technologies; failure to develop partnerships with original equipment manufacturers, governments, systems integrators and other third parties; inability to obtain sufficient materials and components for our products from suppliers; failure to manage expansion of our operations; failure to manage foreign sales and operations; failure to recruit, train and retain key management personnel; inability to integrate acquisitions; failure to develop adequate manufacturing processes and capabilities; failure to complete the development of commercially viable products; failure to produce cost-competitive products; failure or delay in field testing of our products; failure to produce products free of defects or errors; inability to adapt to technological advances or new codes and standards; failure to protect our intellectual property; our involvement in intellectual property litigation; exposure to product liability claims; failure to meet rules regarding passive foreign investment companies; actions of our significant and principal shareholders; dilution as a result of significant issuances of our common shares and preferred shares; inability of US investors to enforce US civil liability judgments against us; volatility of our common share price; dilution as a result of the exercise of options; and failure to meet continued listing requirements of Nasdaq. Readers should not place undue reliance on Hydrogenics' forward-looking statements. Investors are encouraged to review the section captioned "Risk Factors" in our regulatory filings with the Canadian securities regulatory authorities and the US Securities and Exchange Commission for a more complete discussion of factors that could affect our future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this presentation, and we undertake no obligation to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this presentation, unless otherwise required by law. The forward-looking statements contained in this presentation are expressly qualified by this.

Business Highlights

- 33% year over year revenue growth to $31.8 million
- Record order intake and backlog at $60 million propels growth for the coming years
- Delivered 2MW energy storage project to E.ON in December
- First commercial orders with CommScope
- Balance sheet strong with year end cash of $16.8 million
- Clear line of sight to profitability







	Strategy	Market Evidence
Energy Storage $10-50 B Market	• First to market with cost-effective utility scale application • Leading utility/energy partners • Strong IP and field deployment experience	• Enbridge partnership and investment April 2012 • Delivered 2MW project to EON Dec 2012 • Pipeline strong
Power Systems $2-3 B Market	• Establish profitable recurring commercial revenue • Strong OEM Partners • Realize technology value in focused project applications	• Telecom B/U now in production with CommScope • Recent $90M OEM award • Strong product & project base
OnSite Hydrogen Generation $100 M Market	• Steady growth for industrial markets • Taking share from competitors • Ongoing technology leadership	• Revenue up 35% in 2012

Power-to-Gas Bridges the Power and Gas Grids to Unlock New Options for Energy Conversion & Storage


Power-to-Gas Solution
Integrate Renewables
Produce Hydrogen
Leverage Natural Gas System
Power Grid
Dispatchable CCGT with Renewable Gas
Electrolyser
Load-Following Renewables
Surplus RE
Power
H2
Seasonal Storage
H2 Fueling
2
1
Relieve Congestion + Transport Energy

Hourly, Daily, Weekly and Seasonal Fluctuations arise with Renewable Generation as well as Surpluses


Ontario Generation Scenario
Ontario 2011 Daily Demand
Max Daily Demand
Min Daily Demand
MW
30000
25000
20000
15000
10000
5000
0
'Average' Wind
Must-Run Hydro
Nuclear Generation
1-Jan-11
31-Jan-11
2-Mar-11
1-Apr-11
1-May-11
31-May-11
30-Jun-11
30-Jul-11
29-Aug-11
28-Sep-11
28-Oct-11
27-Nov-11
27-Dec-11

Source: Adapted from *The Real Cost of Electricity Energy* by Paul Acchione, Chair of Ontario Society of Professional Engineer's Energy Task Force. Presentation to Toronto Mensa at University of Toronto - October 2012

Surplus Baseload is the new Reality of Renewable & Nuclear Generation


24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
MW
Surplus Power
1,500 MW 'Average' Wind
2,500 MW Must-Run Hydro
12,000 MW Nuclear
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%
% of Time

Data from Ontario Canada, Population 10M

A 100MW Power-to-Gas project would provide the same amount of clean, renewable power as a new 55MW wind farm for a comparable capital investment on the order of $125 million[1]

New 55MW Wind Farm



- 55 MW capacity
- 29% capacity factor

140,000 MWh

100MW Power-to-Gas Project

Integrate Renewables	*Produce Hydrogen*	*Leverage Natural Gas System*
• 100MW capacity • 333,000 MWh of surplus RE absorbed	• Electrolyzer 88% efficient • 1,000,000 MMBTU hydrogen energy	• Use existing Ontario CCGT fleet • 7200 avg. heat rate (BTU/kWh)

140,000 MWh

[1] $125 million estimate based on commercial production levels of electrolyzers for the Power-to-Gas project. The illustrative capital cost of $2,275 per kW for a 55MW wind farm in this example is in the typical range for wind turbine projects ($2,000 to $2,800 per kW)

A100MW Power-to-Gas project would also deliver four key benefits which would significantly improve the flexibility of operating a power grid along with the clean power

	New 55MW Wind Farm	100MW Power-to-Gas
• 140,000MWh of Clean Power	✓	✓
• Load-Following Renewables	✗	✓
• Relieve Congestion	✗	✓
• Seasonal Storage	✗	✓
• Dispatchable Power	✗	✓
• Capital Cost	$125M	$125M
• ROI	~12%[1]	~12%

Which Project Should Be Done Next?

[1] ROI for Wind Farm Project based on Feed-In Tariff

System-Wide Energy Benefit of $25 Million Annually


System-Wide Energy Benefits of 100MW Power-to-Gas Project
$M
30
25
20
15
10
5
0
Avoided GHG
Energy
Capacity
Hydrogen Energy
Incremental Power Purchase
Avoided Cost of Not Using CCGT to Load Follow Renewables[1]
Avoided Cost for Relieving Tx Congestion
Incremental Value of Seasonal Storage
Incremental Value of Dispatchable Renewable Generation
Total Annual Benefit

[1] At times when Combined Cycle Gas Turbines would not normally be dispatched due to surplus baseload and RE power


HYDROGENICS
Power to Gas
e·on

2 MW Plant Delivered December, 2012
Next Step in Technology: 10MW+ in Same Footprint

Power Systems: CommScope Start of Production

- First volume commercial order received in December
- Production launched successfully
- Shipments should be complete in Q1
  - ✓ Major test for supply chain
  - ✓ Major test for operations
  - ✓ Major test for partnership
- Full product integrated in Mexico
- Field deployments with one Telecom company in three cities
- Prospect for follow-on orders



Hydrogenics Can Build More than 1,200 Units Annually

Company Rapidly Moving toward Profitability


Revenue Potential
Profitability
> $50M Revenue
30% Gross Margin Target
Scale is Achievable
at Current Fixed Cost Level
Power Systems Application Development
Hydrogen Generation (Industrial)
Technology Foundation Building
Energy Storage
Power Systems Volume
Hydrogen Generation (Industrial & Fueling)
Inflection & Transition
Energy Storage Application Sales
Power Systems Applications
Hydrogen Generation (Industrial & Fueling)
Multiple platforms for significant growth
Past
Present
Future

In Summary…

- Growth story is well supported
- Technology story is being recognized by credible customers
- Transformation of the financial story is underway
- Macro environment in energy is supporting us very well







Revenue

Three months ended December 31, 2012


Revenues
$M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
7.6
30%
9.9
2011
2012
Power Systems
OnSite Generation


Revenues by Business Unit
$M
8
6
4
2
0
7.0
7.3
0.6
2.6
OnSite Generation
Power Systems
2011
2012

Notes

Revenue for the fourth quarter increased 30% to $9.9 million, reflecting increased revenue in the Power Systems business unit as a result of initial revenues of the contract for integrated power propulsion systems for an OEM.

HYDROGENICS
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Revenue

Year ended December 31, 2012



Revenues
$M
35
30
25
20
15
10
5
0
23.8
33%
31.8
2011
2012
Power Systems
OnSite Generation



Revenues by Business Unit
$M
30
25
20
15
10
5
0
19.7
27.5
4.1
4.3
OnSite Generation
Power Systems
2011
2012

Notes

Revenues were $31.8 million, an increase of 33% over 2011, primarily reflecting increased revenue and fulfillment of 2011 backlog in our OnSite Generation business unit. This revenue growth was driven by growth in fueling and renewable energy markets. The overall increase was also driven by increased revenue in the Power Systems business reflecting initial revenue on the contract for integrated power propulsion systems for an OEM. These overall growth factors were partially offset by a weakening of the Euro relative to the US dollar.

HYDROGENICS
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Gross Profit

Three months ended December 31, 2012


Gross Profit
%
40
30
20
10
0
27.1
13.2
13.9 Percentage Points
2011
2012
Power Systems
OnSite Generation


Gross Profit By Business Unit
%
80
70
60
50
40
30
20
10
0
22.6
2.4
72.0
42.9
2011
2012
OnSite Generation
Power Sytems

Notes

Gross profit was $1.3 million, or 13.2% of revenue, a decease of 13.9 percentage points primarily reflecting strategic pricing in new, key markets – accelerating the demonstration phase for certain products – and supplier pricing. Cost reduction efforts are continuing through supply chain management and product design innovation in order to restore margins to target levels.

Gross Profit

Year ended December 31, 2012


Gross Profit
%
30.0
20.0
10.0
0.0
23.0
6.6 Percentage Points
16.4
2011
2012
Power Systems
OnSite Generation


Gross Profit By Business Unit
%
40
30
20
10
0
21.3
13.9
31.4
33.2
OnSite Generation
Power Systems
2011
2012

Notes

Gross profit was $5.2 million, or 16.4% of revenue, a 6.6 percentage point decrease, primarily reflecting increased material costs within OnSite Generation as well as the previous noted Q4 strategic issues. Cost reduction efforts are continuing through supply chain management and product design innovation in order to restore margins to target levels.

Cash Operating Costs

Three months ended December 31, 2012


$M
5
4
3
2
1
0
-1
3.2
8%
3.5
3.5
0.3
1.0
2.5
R&D
SG&A
2011
2012

Notes

- Cash Operating Costs were $3.5 million, a increase of 8%, resulting from a net increase in research and product development expenses offset by a reduction of $1.0 million in selling, general and administration costs.
- Cash operating costs are defined as the sum of selling, general and administrative expenses ("SG&A") and research and product development ("R&D"), less amortization and depreciation, and stock-based compensation expense inclusive of compensation costs indexed to our share price. This is a non-IFRS measure and may not be comparable to similar measures used by other companies. Management uses this measure as a rough estimate of the amount of fixed costs to operate the Corporation and believes this is a useful measure for investors for the same purpose. Refer to slide 17 for a reconciliation of this measure to loss from operations.

HYDROGENICS
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Cash Operating Costs

Year ended December 31, 2012



$M
15.0
10.0
5.0
0.0
23%
12.3
15.2
2.9
9.4
4.6
10.6
2011
2012
R&D
SG&A

Notes

- Cash operating costs were $15.2 million, versus $12.3 million last year, with costs as a percent of revenue falling 4%. The year-over-year change reflects planned increases in research and development efforts focused on next-generation energy storage product development, additional marketing costs, and increased compensation costs arising from improved business performance.

Q4 Results (in $ millions)

	Three months ended December 31				Change	
		2012		2011	$	%
Revenues	$	9.9	$	7.6	2.3	30
Gross Profit (excluding amortization and depreciation)		1.3		2.1	(0.8)	(38)
Percentage of revenues		*13.2*		*27.6*		
Operating Expenses						
Selling, general and administrative (excluding amortization and depreciation)		2.9		3.7	(0.8)	(22)
Research and product development		1.0		(0.3)	1.3	432
Adjusted EBITDA	$	(2.6)	$	(1.3)	1.3	99

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 18 for a reconciliation of this measure to net loss.

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YTD Results (in $ millions)

	Year ended December 31		Change	
	2012	2011	$	%
Revenues	$ 31.8	$ 23.8	8.0	33
Gross Profit (excluding amortization and depreciation)	5.2	5.7	(0.5)	(9)
Percentage of revenues	*16.4*	*23.9*		
Operating Expenses				
Selling, general and administrative (excluding amortization and depreciation)	11.8	11.0	0.8	7
Research and product development	4.6	2.9	1.7	57
Adjusted EBITDA	$ (11.2)	$ (8.2)	3.0	36

Notes

- Adjusted EBITDA is defined as net loss excluding finance income, net, other losses, depreciation and amortization. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar measures used by other companies.
- Management uses Adjusted EBITDA as a useful measure of cash flows. Refer to slide 18 for a reconciliation of this measure to net loss.

Order Backlog

As at December 31, 2012

($M)

	Sep. 30/12 Backlog	Orders Received	Orders Delivered	Dec. 31/12 Backlog
OnSite Generation	$ 22.7	$ 3.5	$ 7.3	$ 18.9
Power Systems	38.7	5.0	2.6	41.1
Total	$ 61.4	$ 8.5	$ 9.9	$ 60.0

Robust Order Backlog


$M
70
60
50
40
30
20
10
0
Power Systems
OnSite Generation
Energy Storage
Total
18.9
19.1
19.4
17.1
15.8
16.9
24.8
29.1
25.2
27.0
61.4
60.0
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12

Notes

- The order backlog has begun to grow after a period of stagnation
- OnSite Generation backlog prior to March 2012 includes energy storage backlog
- Power backlog Sep 2012 includes significant order announced Sept 2012

Consolidated Balance Sheet Highlights

($M)

	Dec. 31, 2012	Dec. 31, 2011	Change $	Change %
Cash and cash equivalents and restricted cash	$ 16.8	$ 10.0	6.8	69
Trade, other and grants receivable	5.6	4.3	1.3	30
Inventories	12.2	9.3	2.9	31
Trade and other payables	11.9	10.0	1.9	20
Warrants	1.5	1.5	-	-

Reconciliation of Non-IFRS Measures Cash Operating Costs

($M)

	Three months ended December 31, 2012	Year ended December 31, 2012
Cash operating costs	$ 3.5	$ 15.2
Less: Gross profit	(1.3)	(5.2)
Add: Stock-based compensation	-	0.5
Add: Deferred compensation plans indexed to share price	0.3	0.7
Add: Amortization and depreciation	0.2	0.9
Loss from operations	$ 2.7	$ 12.1

Reconciliation of Non-IFRS Measures Adjusted EBITDA

($M)

	Three months ended December 31, 2012	Year ended December 31, 2012
Adjusted EBITDA loss	$ 2.6	$ 11.2
Add: Amortization and depreciation	0.2	0.9
Add: Finance (income) loss, net	0.4	0.5
Net loss	**$ 3.2**	**$ 12.6**

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